January 12, 2017

Via EDGAR

Ms. Irene Barberena-Meissner

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Magellan Petroleum Corporation
Registration Statement on Form S-4
Filed October 3, 2016
File No. 333-213923

Dear Ms. Barberena-Meissner:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Magellan Petroleum Corporation (the “Company”) respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective at 12:00 p.m. Eastern Standard Time on Friday, January 13, 2017, or as soon thereafter as is practicable.

Please advise John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Antoine J. Lafargue
Antoine J. Lafargue
President and Chief Executive Officer

cc:	John Elofson, Davis Graham & Stubbs LLP